Exhibit 99.2

Data & Consulting Services
Division of Schlumberger Technology Corporation

Two Robinson Plaza, Suite 200

Pittsburgh, PA 15205

Tel: 412-787-5403

Fax: 412-787-2906

24 February 2010

Chesapeake Energy Corporation

6100 N. Western Avenue

Oklahoma City, OK 73118

Building Seven

Dear Gentlemen:

At the request of Chesapeake Energy Corporation (Chesapeake), through their letter of engagement, Data & Consulting Services (DCS) Division of Schlumberger Technology Corporation has evaluated the proved reserves of certain Chesapeake oil and gas interests located in their Eastern Division United States (U.S.) properties as of 31 December 2009. The evaluated properties are located in Kentucky, New York, Pennsylvania, Tennessee, Virginia, and West Virginia. This report was completed as of the date of this letter and has been prepared using constant prices and costs and conforms to our understanding of the U.S. Securities and Exchange Commission (SEC) guidelines and applicable financial accounting rules. All prices, costs, and cash flow estimates are expressed in U.S. dollars (US$). It is our understanding that the properties evaluated by DCS comprise approximately 7.3 percent (7.3%) of Chesapeake’s total proved reserves. We believe that the assumptions, data, methods, and procedures used in preparing this report are appropriate for the purpose of this report and that we have used all methods and procedures that we consider necessary and appropriate under the circumstances to prepare this report. The Lead Evaluator for this evaluation was Charles M. Boyer II, PG, CPG, and his qualifications, independence, objectivity, and confidentiality meet the requirements set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers.

The results of the Proved reserve evaluation are summarized in Table 1 and Table 2. The values contained in this report do not include existing Chesapeake financial instruments or hedges. Fig. 1 illustrates the net gas equivalent reserves distribution by reserve category for the properties evaluated. Attachment 1 contains the summary level cash flows by reserve category for this evaluation.

Table 1

Estimated Net Reserves And Income

Certain Eastern Division Oil And Gas Interests

Chesapeake Energy Corporation

As Of 31 December 2009

Proved Developed And Undeveloped Reserves

	Proved Developed Reserves	Proved Undeveloped Reserves	Total Proved Reserves
Remaining Net Reserves
Oil – Mbbls	340.35	0.00	340.35
Gas – MMscf	908,494.25	124,683.91	1,033,178.38
Gas Equiv. – MMscfe	910,536.50	124,683.91	1,035,220.38

Income Data (M$)
Future Net Revenue	3,530,842.17	479,253.72	4,010,095.42
Deductions
Operating Expense	1,236,567.62	108,785.79	1,345,353.50
Production Taxes	236,542.18	30,161.98	266,704.18
Investment	128,789.10	142,628.42	271,417.53
Future Net Cashflow (FNC)	1,928,943.38	197,677.48	2,126,621.00

Discounted PV @ 10% (M$)	796,095.88	7,626.28	803,722.00

Table 2

Estimated Net Reserves And Income

Certain Eastern Division Oil And Gas Interests

Summarized By Reserve Category

Chesapeake Energy Corporation

As Of 31 December 2009

	Proved Producing Reserves	Proved Behind Pipe Reserves	Proved Non-producing Reserves	Proved Shut-In Reserves	Proved Undeveloped Reserves	Total Proved Reserves
Remaining Net Reserves
Oil – Mbbls	340.35	0.00	0.00	0.00	0.00	340.35
Gas – MMscf	856,634.38	6,482.06	45,369.71	8.09	124,683.91	1,033,178.38
Gas Equiv. – MMscfe	858,676.50	6,482.06	45,369.71	8.09	124,683.91	1,035,220.38

Income Data (M$)
Future Net Revenue	3,320,636.42	26,106.15	184,066.66	33.05	479,253.72	4,010,095.42
Deductions
Operating Expense	1,195,842.88	13,919.19	26,221.10	584.61	108,785.79	1,345,353.50
Production Taxes	224,425.29	1,853.54	10,260.74	2.59	30,161.98	266,704.18
Investment	106,715.90	6,124.25	13,182.45	2,766.50	142,628.42	271,417.53
Future Net Cashflow (FNC)	1,793,652.38	4,209.17	134,402.38	(3,320.66)	197,677.48	2,126,621.00

Discounted PV @ 10% (M$)	736,630.88	306.61	62,222.01	(3,063.61)	7,626.28	803,722.00

The values in the tables above may not add up arithmetically or exactly match the attached cash flows due to rounding procedures in the computer software program used to prepare the economic projections.

Fig. 1 - Net gas equivalent reserves distribution by reserve category – (Bcfe).

Data & Consulting Services Division of Schlumberger Technology Corporation

24 February 2010

RESERVES ESTIMATES

Standard geological and engineering methods generally accepted by the petroleum industry were used in the estimation of Chesapeake’s reserves. Deterministic methods were used for all reserves included in this report. The appropriate combination of conventional decline curve analysis (DCA), production data analysis, volumetrics, and type curves were used to estimate the remaining reserves in the various producing areas. Volumetric calculations were based on data and maps provided by Chesapeake. Comparisons were made to similar properties for which more complete data were available for areas of new development.

Reserve estimates are strictly technical judgments. The accuracy of any reserve estimate is a function of the quality and quantity of data available and of the engineering and geological interpretations. The reserve estimates presented in this report are believed reasonable; however, they are estimates only and should be accepted with the understanding that reservoir performance subsequent to the date of the estimate may justify their revision. A portion of these reserves are for undeveloped locations and producing or non-producing wells that lack sufficient production history to utilize conventional performance-based reserve estimates. In these cases, the reserves are based on volumetric estimates and recovery efficiencies along with analogies to similar producing areas. These reserve estimates are subject to a greater degree of uncertainty than those based on substantial production and pressure data. As additional production and pressure data becomes available, these estimates may be revised up or down. Actual future prices may vary significantly from the prices used in this evaluation; therefore, future hydrocarbon volumes recovered and the income received from these volumes may vary significantly from those estimated in this report. The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.

RESERVE CATEGORIES

Reserves were assigned to the proved developed producing (PDP), proved developed non-producing (PDNP), proved developed behind pipe (PDBP), and proved undeveloped (PUD) reserve categories. Oil and gas reserves by definition fall into one of the following categories: proved, probable, and possible. The proved category is further divided into: developed and undeveloped. The developed reserve category is even further divided into the appropriate reserve status subcategories: producing and non-producing. Non-producing reserves include shut-in and behind-pipe reserves. The proved reserves evaluated in this report conform to the U.S. Securities and Exchange Commission Regulation S-X, Rule 210.4-10 (a). These reserve definitions are presented in the Reserve Definitions section of this report.

In our opinion the above-described estimates of Chesapeake’s reserves and supporting data are, in the aggregate, reasonable and have been prepared in accordance with generally accepted petroleum engineering and evaluation practices. It is also our opinion that the above-described estimates of Chesapeake’s proved reserves conform to the definitions of proved oil and gas reserves promulgated by the SEC.

Chesapeake has an active exploration and development program to develop their interests in certain tracts not classified as proved at this time. Future drilling may result in the reclassification of additional volumes to the proved reserve category. However, changes in the regulatory requirements for oil and gas operations may impact future development plans and the ability of the company to recover the estimated proved undeveloped reserves. The reserves and income attributable to the various reserve categories included in this report have not been adjusted to reflect the varying degrees of risk associated with them.

Data & Consulting Services Division of Schlumberger Technology Corporation

24 February 2010

ECONOMIC TERMS

Net revenue (sales) is defined as the total proceeds from the sale of oil, condensate, natural gas liquids (NGL), and gas adjusted for commodity price basis differential and gathering/ transportation expense. Future net income (cashflow) is future net revenue less net lease operating expenses, state severance or production taxes, operating/development capital expenses and net salvage. Future net income (cashflow) for nonoperated wells includes those general and administrative (G&A) deductions charged by the operator for a particular well or project on a monthly basis; operated well G&A deductions include only those expenses estimated as necessary to continue production activities. Future plugging, abandonment, and salvage costs are included at the economic life of each well or unit. No provisions for State or Federal income taxes have been made in this evaluation. The present worth (discounted cashflow) at various discount rates is calculated on a monthly basis.

PRICING AND ECONOMIC PARAMETERS

All product prices, costs, and economic parameters used in this report were supplied by Chesapeake and reviewed by DCS. Data from Chesapeake were accepted as presented. All prices used in preparation of this report were based on the twelve month unweighted arithmetic average of the first day of the month price for the period January through December 2009. The resulting Henry Hub gas price used was $3.866/MMBtu and the resulting West Texas Intermediate oil price used was $61.14/Bbl. The prices were adjusted for local differentials, gravity and Btu where applicable. As required by SEC guidelines, all pricing was held constant for the life of the projects (no escalation). Chesapeake’s estimates for capital costs for all non-producing and undeveloped wells are included in the evaluation. Chesapeake has indicated to us that they have the ability and intent to implement their capital expenditure program as scheduled.

OWNERSHIP

The leasehold interests were supplied by Chesapeake and were accepted as presented. No attempt was made by the undersigned to verify the title or ownership of the interests evaluated.

GENERAL

All data used in this study were obtained from Chesapeake, public industry information sources, or the non-confidential files of DCS. A field inspection of the properties was not made in connection with the preparation of this report.

The potential environmental liabilities attendant to ownership and/or operation of the properties have not been addressed in this report. Abandonment and clean-up costs and possible salvage value of the equipment were considered in this report.

Government regulations and policies can affect Chesapeake’s ability to recover oil and gas reserves and changes may cause volumes of reserves actually recovered to increase or decrease from the estimated quantities.

In the conduct of our evaluation, we have not independently verified the accuracy and completeness of information and data furnished by Chesapeake with respect to ownership interests, historical gas production, costs of operation and development, product prices, payout balances, and agreements relating to current and future operations and sales of production. If in the course of our examination something came to our attention which brought into question the validity or sufficiency of any of the information or data provided by Chesapeake, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or independently verified such information or data.

Data & Consulting Services Division of Schlumberger Technology Corporation

24 February 2010

In evaluating the information at our disposal related to this report, we have excluded from our consideration all matters which require a legal or accounting interpretation, or any interpretation other than those of an engineering or geological nature. In assessing the conclusions expressed in this report pertaining to all aspects of oil and gas evaluations, especially pertaining to reserve evaluations, there are uncertainties inherent in the interpretation of engineering data, and such conclusions represent only informed professional judgments.

We are independent with respect to Chesapeake as provided in the SEC regulations. Neither the employment of nor the compensation received by DCS was contingent upon the values estimated for the properties included in this report.

Data and worksheets used in the preparation of this evaluation will be maintained in our files in Pittsburgh and will be available for inspection by anyone having proper authorization by Chesapeake.

This report was prepared solely for the use of the party to whom it is addressed and any disclosure made of this report and/or the contents by said party thereof shall be solely the responsibility of said party, and shall in no way constitute any representation of any kind whatsoever of the undersigned with respect to the matters being addressed.

We appreciate the opportunity to perform this evaluation and are available should you need further assistance in this matter.

Sincerely yours,

Denise L. Delozier	Charles M. Boyer II, PG, CPG
Technical Director of Reserves	Advisor
US Land	Unconventional Reservoirs

Walter K. Sawyer, PE	Jeron R. Williamson
Principal Consultant	Senior Engineer